Exhibit 99.1

RICHMONT MINES INC. REPORT TO SHAREHOLDERS

2

Second Quarter ended June 30, 2015

For information

Jennifer Aitken, MBA
Investor Relations Director
Phone - Montreal: 514 397-1410
Phone - Toronto: 416 368-0291 ext. 109

info@richmont-mines.com	www.richmont-mines.com
Ticker symbol: RIC	Listings: TSX – NYSE MKT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three-month and the six-month periods ended June 30, 2015. We recommend that you read this in conjunction with our unaudited interim consolidated financial statements for the quarter and the six-month period ended June 30, 2015, and our audited consolidated financial statements for the year ended December 31, 2014, and the accompanying notes. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except as otherwise noted. With the exception of troy ounces, the data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 19.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2015

  Record quarterly revenues of $40.6 million in Q2 2015;

  Strong Q2 2015 gold production of 26,314 ounces versus 27,510 ounces in the year ago period; Six month gold production of 52,173 ounces in 2015, an 8% increase over the comparable 2014 period;

  Q2 2015 gold sales of 27,566 ounces at an average price of $1,468 (US$1,194), bringing six month gold sales to 52,357 ounces at an average price of $1,482 (US$1,200); Comparable 2014 gold sales were 27,790 ounces at an average price of $1,399 (US$1,283) in Q2, and 48,202 ounces at an average price of $1,417 (US$1,292) in the first six months of the year;

  Q2 2015 cash cost per ounce of $974 (US$792) and All In Sustaining Cost (“AISC”) per ounce of $1,304 (US$1,060), compared to cash cost per ounce of $849 (US$779) and AISC of $1,051 (US$964) in comparable period of 2014;

  Q2 2015 net earnings of $2.9 million, or $0.05 per share, compared to net earnings of $4.7 million, or $0.10 per share in Q2 2014; Six month net earnings of $7.5 million, or $0.14 per share in 2015 versus $2.8 million or $0.07 per share in 2014, a 100% or $0.07 per share improvement;

  Robust Q2 2015 operating cash flows of $14.7 million, or $0.25 per share, compared to Q2 2014 operating cash flows of $13.3 million, or $0.29 per share, on revenues of $39.0 million; Q2 2015 net free cash flow of $7.4 million, or $0.13 per share, compared to $8.4 million or $0.19 per share in Q2 2014;

  New quarterly gold production record of 14,997 ounces achieved at Island Gold Mine in Q2 2015, with average mill production of 787 tonnes per day (“tpd”) driven by May and June milling levels in excess of 800 tpd;

  Island Gold project development: Main ramp extended to a 700 metre depth and the 620 level exploration/definition drift extended by approximately 190 metres to a length of 478 metres; In the first half of 2015, 49% of the 2015 sustaining costs budgeted have been successfully invested at Island Gold, and 34% of the additional planned project-related expenditures of $29.0 million have been realized;

  Exploration drilling initiated in early June from 620 level to test the potential eastern down-plunge extension of the currently identified resource envelope, with first results expected in Q3 2015;

  Cash balance up 10% over Q1 2015 to $77.9 million at June 30, 2015, or $1.34 per share, working capital of $73.2 million, 58.0 million shares outstanding and long-term debt of $6.2 million;

02
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Annual gold production guidance for 2015 increased to 87,000 – 95,000 ounces, from 78,000 – 88,000 ounces previously, as a result of strong results realized in the first six months of the year;

  The Corporation is maintaining Canadian dollar cost guidance and is lowering US dollar cost guidance due to a weaker Canadian dollar:

    Cash cost/ounce: CAN$935 - $1,035 (US$750 - $825) from CAN$935 - $1,035 (US$850 - $940);

    AISC/ounce: CAN$1,335 - $1,490 (US$1,075 - $1,190) from CAN$1,335 - $1,490 (US$1,215 - $1,355).

KEY FINANCIAL DATA[1]

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,192	1,289	1,206	1,291
Average market price (CAN$)	1,466	1,405	1,490	1,416
Average selling price (US$)	1,194	1,283	1,200	1,292
Average selling price (CAN$)	1,468	1,399	1,482	1,417
Average exchange rate (CAN$/US$)[2]	1.2297	1.0905	1.2354	1.0968
Ounces of gold sold	27,566	27,790	52,357	48,202
Average cash cost (US$/ounce)[3]	792	779	790	898
Average cash cost (CAN$/ounce)[3]	974	849	976	985
Average AISC (US$/ounce)[4]	1,060	964	1,037	1,094
Average AISC (CAN$/ounce)[4]	1,304	1,051	1,281	1,200

KEY FINANCIAL DATA
Revenues	40,552	38,951	77,762	68,418
Net earnings	2,912	4,676	7,544	2,773
Net earnings per share	0.05	0.10	0.14	0.07
Cash flows from operating activities	14,677	13,291	23,807	15,671
Investment in property, plant and equipment	7,304	4,851	16,529	10,772

			June 30,	December 31,
			2015	2014

Cash			77,930	35,273
Total assets			191,954	148,771
Non-current long-term debt			6,193	5,724
Shareholders’ equity			152,803	107,957
Shares outstanding (thousands)			58,030	48,276

KEY PER SHARE DATA
Stock price (at closing on June 30, 2015)
US$ (NYSE Market)			3.17	1.41
CAN$ (TSX)			3.98	1.56

1	Throughout this document, the Corporation uses performance indicators that are not defined according to US and Canadian GAAP. Cash cost per ounce, average cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share, all-in sustaining costs, all-in sustaining costs per ounce and average all-in sustaining costs per ounce are non-GAAP performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For further information, please refer to section “Non-GAAP financial performance measures” on page 17 of this MD&A.
2	The exchange rate represents the average exchange rate for each three month-month period and each six-month period.
3	The cash cost includes operating costs and royalties.
4	The all-in sustaining cost (“AISC”) is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production.

03
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Exchange Rates

  Although Richmont Mines’ financial statements are reported in Canadian dollars, the Corporation also discloses the realized price, cash cost and AISC per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

  On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly and year-to-date rate through the end of the quarter. Therefore, quarterly and year-to-date rates may differ.

  2015 PRODUCTION FORECAST INCREASED; US DOLLAR COST GUIDANCE LOWERED

  The Corporation has increased its consolidated 2015 production forecast, driven primarily by the robust performance of the Quebec operations. The forecasted cash cost and AISC guidance in Canadian dollars for 2015 remain unchanged. The cash cost and AISC guidance in US dollars is being lowered due to a modified Canadian dollar – US dollar exchange rate assumption to reflect the weaker Canadian dollar.

	Revised 2015 Guidance	Previous 2015 Guidance

Gold production (ounces)	87,000 – 95,000	78,000 – 88,000

Cash cost /ounce (CAN$)	$935 - $1,035	$935 - $1,035
AISC / ounce (CAN$)	$1,335 - $1,490	$1,335 - $1,490

CAN$/US$ exchange rate used	CAN$1.25 = US $1.00	CAN$1.10 = US $1.00

Cash cost / ounce (US$)	$750 - $825	$850 - $940
AISC / ounce (US$)	$1,075 - $1,190	$1,215 - $1,355

  ISLAND GOLD MINE DEVELOPMENT UPDATE

  The project development efforts underway at Island Gold were successfully advanced according to plan in the second quarter of 2015. Electrical capacity constraints, however, limited the amount of delineation and exploration drilling during the three-month period. These infrastructure limitations are being proactively and systematically addressed as the Corporation advances its accelerated development plans throughout 2015.

  Ramp and ore development: The main access ramp was advanced by an additional 25 vertical metres during the second quarter, and attained a depth of 700 vertical metres as at June 30. This development rate was on target with the Corporation’s annual objectives to reach a vertical depth of 750 metres by year-end. Lateral ore development on levels 560, 585, 610 and 635 has been advanced to plan, and the Corporation anticipates that it will be able to begin production mining in the new resources above level 635 m in the fourth quarter, and subsequently initiate a second production mining horizon above level 735 m in the first half of 2016.

  620 metre drift and delineation drilling program: Development of the exploration drift progressed ahead of schedule during the second quarter. The drift was extended to the east by approximately 190 metres attaining a length of 478 metres as at June 30, and is currently being used to complete the 2015 budgeted 59,000 metre definition and delineation drill program. A total of 15,323 metres of additional drilling were completed in the second quarter, bringing year-to-date drilling to 24,803 metres. Following the electrical infrastructure upgrades completed in July, the Corporation is adding another drill, bringing the total to three for the remainder of the year.

04
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Exploration program: The Corporation’s 2015 budgeted exploration program includes a total of 61,000 metres. This includes 20,000 metres of exploration drilling from surface to test the eastern and western extensions of the existing resource envelope, in addition to the deeper area below 1,000 metres where previous drilling has identified important longer-term growth potential. An additional 41,000 metres will be drilled from underground to test the eastern down-plunge potential extension of the current resources. A total of 7,010 metres of exploration drilling have been completed in the first half of 2015, of which 5,188 metres were from underground and the remaining 1,822 metres were completed from surface. The majority of this drilling was scheduled to occur in the last six months of the year when optimal drilling angles have been secured and some electrical enhancements have been completed.

  Fixed assets & equipment: As discussed previously, the existing electrical infrastructure at the mine is inadequate to support the ramp development work and drilling currently being advanced underground and is also believed to be insufficient for the long-term capacity requirements for the mine. To address short-term demands, the capacity of the main substation servicing the underground was increased by 25% in July from 400 amps to 500 amps, which added an additional capacity of 700 hp to meet immediate requirements, most notably for drilling. Furthermore, a significant amount of additional work is being undertaken to install the electrical infrastructure required to supply levels 400 through 850 of the mine, in addition to upgrades to the existing infrastructure in the upper portion of the mine. To meet the longer-term needs of the mine and the mill, shutdowns are planned in the second half of the year to install new electrical equipment and upgrade existing infrastructure. These strategic investments are reflected in the Corporations’ revised guidance and forecasts.

  Two additional front-end loaders for underground operations and several surface vehicles were added to the existing equipment fleet during the second quarter, and enhancements were completed on several surface buildings. One additional development jumbo will be added in August for lateral development on levels 635 through 695 of the mine following the electrical enhancements. On the milling side, preliminary work on the tailing pond dams and water management pond was completed during the quarter. Permitting requirements to raise the dams of the tailings pond by six metres have been initiated, and the Corporation anticipates that the work can be completed within 90 days of the permit being received.

  Milling & mining studies: The engineering studies are currently being completed with the help of outside consultants, and preliminary findings are expected to be available in H2 2015. The studies are evaluating optimized mining scenarios and requirements for different development approaches of the existing resource envelope, and the impact that each would have on the economic return of the project. Infrastructure options being evaluated include mining by ramp, several shaft scenarios, and infrastructure combinations that would include ramps and conveyors. While the analysis is based on the currently defined resource envelope, project sensitivities to upside growth scenarios are also being evaluated and assessed. The view remains to advance the optimal scenario to a preliminary economic assessment level by year-end. In addition to the mining studies, analysis is also being completed on the requirements to increase the average daily permitted capacity of the mill to 900 tpd from the current 800 tpd.

05
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  REVIEW OF FINANCIAL RESULTS

  Three-month period ended June 30, 2015

  A total of 26,314 ounces of gold were produced in the second quarter of 2015, a 2% increase from the 25,859 ounces of gold that were produced in Q1 2015 and 4% below the comparable period in 2014. The second quarter production results reflect a record setting performance from the Island Gold Mine in Ontario, which achieved quarterly production of 14,997 ounces during the three-month period. This achievement was driven by a record number of processed tonnes during the quarter which is the result of the ongoing productivity and efficiency improvements being implemented at the mine. Results during the quarter also benefitted from an improved mined grade at the Island Gold Mine. The Corporation’s Quebec mines produced 11,317 ounces of gold during the quarter, 17% below the comparable period in 2014. This reflects an anticipated lower mined grade at the Beaufor Mine that is attributable to the higher levels of development completed during the period, and lower production from the processing of the Monique stockpile as mid-grade ore was milled following the depletion of the high-grade stockpile at the end of the first quarter.

  The Corporation’s cash cost per ounce of gold sold on a consolidated basis increased to $974 (US$792) in Q2 2015, from $849 (US$779) in the comparable period of 2014. Similarly, Q2 AISC increased to $1,304 (US$1,060) in 2015, from $1,051 (US$964) in the second quarter of 2014. The year over year increase reflects higher costs at the Island Gold Mine attributable to increased sustaining costs of $5.6 million and the greater contribution of development ore processed during the quarter, for which handling costs are notably higher than ore derived from production mining, and the greater amounts of higher-cost development completed at the Beaufor Mine as the operation prepares mining areas for the remainder of 2015 and the first half of 2016. Lower costs were recorded for the Monique operation following the cessation of mining activities in early 2015.

  Richmont Q2 2015 revenues were $40.6 million, a new quarterly record for the Corporation over its 23 years of production history. Revenues were 4% above the same period of 2014, as a result of a 5% increase in the average Canadian dollar selling price in the current period, partially offset by a slight decrease in the number of gold ounces sold in the period. A total of 27,566 ounces of gold were sold at an average price of $1,468 (US$1,194) per ounce in the current quarter, versus gold sales of 27,790 ounces and an average realized price of $1,399 (US$1,283) per ounce in the comparable period last year.

  Cost of sales totaled $33.9 million in the second quarter of 2015 versus $30.2 million in the comparable period of 2014. This increase is a result of increased costs at Island Gold attributable to a higher number of ounces sold, an 18% increase in the amount of processed tonnage that also stems from the ongoing deep development work, and a higher cost per tonne as a result of the fact that 40% of total processed ore tonnage during the three months originated from development ore. Costs at the Beaufor Mine were also higher due to an 18% increase in processed tonnage and a higher level of pre-production development over the prior year, a cost which is expensed versus capitalized.

  The Corporation spent a total of $7.1 million on sustaining costs related to operations in the second quarter of 2015, versus $3.3 million in the comparable period of 2014. Sustaining costs of $5.6 million at Island Gold accounted for the majority of total investments in the current period, with the outstanding amount invested in the Quebec operations. The Corporation spent an additional $5.3 million on project and exploration related costs, of which $5.2 million was spent advancing the Island Gold deeper resource.

06
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Administration expenses totaled $2.1 million in the second quarter of 2015. This was $0.3 million below expenses of $2.4 million in the comparable period of 2014, during which a pre-tax amount of $1.05 million of severance and option-retirement costs were incurred related to the departure of the Corporation’s previous President and CEO. When excluding this expense, quarterly administration expenses actually increased by $0.7 million in Q2 2015, as a result of higher levels of share-based compensation and consultant-related costs in the current period.

  The Corporation recorded mining and income taxes of $0.7 million for the second quarter of 2015. The taxes include $0.4 million of income tax payable, $0.2 million of mining taxes and a $0.1 million increase in future mining taxes. For the second quarter of 2014, the mining and income tax expense amounted to $1.7 million, which includes $0.7 million of income tax payable, $0.7 million of Quebec Mining tax and a $0.3 million increase in future mining taxes.

  The Corporation generated net earnings of $2.9 million, or $0.05 per share, in the second quarter of 2015, a decrease from net earnings of $4.7 million, or $0.10 per share, generated in the second quarter of 2014.

  Second quarter 2015 operating cash flows totaled $14.7 million, or $0.25 per share, compared to Q2 2014 operating cash flows of $13.3 million, or $0.29 on a per share basis, a 10% increase on a dollar basis and a 14% decrease on a per share basis as a result of the greater number of shares outstanding following the equity financing completed in Q1 2015. Net free cash flow (operating cash flows less capital expenditures) was $7.4 million, or $0.13 per share in Q2 2015, compared to $8.4 million, or $0.19 per share in the year-ago period. The decrease reflects the higher amount of capital investments in the current period, primarily associated with the accelerated development of the Island Gold Mine deeper resource.

SUMMARY OF OPERATIONS

Island Gold Mine
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	71,584	60,794	115,369	122,905
Head grade (g/t)	6.73	5.69	7.16	5.74
Gold recovery (%)	96.78	96.10	96.95	96.14
Ounces produced	14,997	10,681	25,761	21,820

Gold Sold
Ounces sold	15,703	11,536	24,626	21,795
Cash cost per ounce (CAN$)	954	846	1,120	890
AISC per ounce (CAN$)	1,307	1,053	1,501	1,088
Average selling price (CAN$)	1,470	1,399	1,482	1,421

Cash cost per ounce (US$)	776	776	906	811
AISC per ounce (US$)	1,063	966	1,214	992
Average selling price (US$)	1,195	1,283	1,200	1,296

Sustaining costs	5,555	2,388	9,383	4,322
Project and exploration costs	5,151	2,200	9,893	5,237

Diamond drilling (metres)
Definition/Delineation	15,323	5,015	24,803	17,950
Exploration	3,679	3,025	7,010	7,299

07
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  The Island Gold Mine produced 14,997 ounces of gold in Q2 2015, a new quarterly record for the operation and a notable 40% improvement over the same period last year. The robust production was driven by the ongoing implementation of improvement initiatives at the mine, which translated into an average daily production of 759 tpd of mined ore over the three month period. As a result of this strong operational momentum, the mill successfully tested and achieved its 800 tpd capacity during the quarter. This resulted in a record of 71,584 tonnes, or 787 tonnes on a daily basis, being milled over the three months, with May and June both reaching over 800 tpd.

  Results during the quarter benefited from an improved mined grade owing to material with a higher than anticipated grade from the Goudreau Zone, and the addition of higher grade development ore from the new resources located below a depth of 400 metres. A total of 24,000 tonnes of development ore from below the 400 metre level were mined during the quarter, and returned positive reconciliations of 1% on grade and 6% on tonnage over the resource model. Approximately 92% of the total tonnage derived from long-hole stoping during the second quarter originated from the upper portion of the mine.

  A total of 15,703 ounces of gold were sold from the Island Gold Mine at an average price of $1,470 (US$1,195) per ounce in the second quarter of 2015, compared to gold sales of 11,536 ounces at an average price of $1,399 (US$1,283) per ounce in the comparable period of 2014. Second quarter 2015 cash costs and AISC were $954 (US$776) per ounce and $1,307 (US$1,063) per ounce, respectively, a significant improvement from Q1 2015 levels of $1,414 (US$1,139) per ounce and $1,843 (US$1,485) per ounce. This improvement is largely attributable to the higher tonnage during the period, and that the amount of processed high-cost development ore accounted for only 40% of total processed tonnage in Q2, versus 70% in Q1. Costs per ounce were higher in the current period when compared to Q2 2014 cash cost per ounce and AISC per ounce of $846 (US$776) and AISC of $1,053 (US$966), due to the fact that 40% of the processed tonnage during the three months was high-cost development ore, and higher sustaining costs during the current period.

  The mine’s AISC for the second quarter of 2015 included $5.6 million of sustaining costs, which included $3.3 million related to a combination of fixed assets, equipment, ventilation, electrical upgrades and tailings work, $1.5 million associated with the extension of the secondary East Ramp, and $0.8 million on exploration drilling. In addition, the Corporation spent $5.2 million in project costs related to the development of the deeper resource. These included fixed assets, development of the 620 level and the main access ramp, exploration drilling and costs associated with the mining and milling studies. The Corporation forecasted a total of $19.1 million on sustaining costs at Island Gold Mine in 2015, and an additional $29.2 million of project related investment for the development of the deeper resource.

  The Island Gold Mine produced 25,761 ounces of gold in the first six months of 2015, 18% above the same period in 2014. Gold sales totaled 24,626 ounces at an average price of $1,482 (US$1,200) per ounce in the first six months of 2015, a 13% increase over gold sales of 21,795 ounces at an average price of $1,421 (US$1,296) per ounce in the same period of 2014, with the improvement driven by the strong Q2 2015 results. Cash cost per ounce and AISC per ounce were $1,120 (US$906) and $1,501 (US$1,214), respectively, for the first six months of 2015, compared to cash cost per ounce of $890 (US$811) and AISC per ounce of $1,088 (US$992) in the same period of 2014. The high cost per ounce levels in the first six months of 2015 are primarily due to the elevated Q1 costs that were attributable to lower gold sales and the high percentage of significantly more expensive development ore that was processed during the period, which amounted to 70% of total processed tonnage. Approximately $9.4 million of sustaining costs have been invested at Island Gold in the first six months of 2015, 49% of the 2015 annual budget. An additional $9.9 million of project-related investment has been spent, which represents 34% of the annual budget of $29.2 million.

08
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	36,914	31,186	66,665	54,467
Head grade (g/t)	6.05	8.30	7.12	7.30
Gold recovery (%)	98.59	98.17	98.61	98.27
Ounces produced	7,082	8,167	15,045	12,568

Gold Sold
Ounces sold	6,888	7,541	15,719	11,843
Cash cost per ounce (CAN$)	1,062	776	973	936
AISC per ounce (CAN$)	1,259	860	1,113	1,061
Average selling price (CAN$)	1,455	1,398	1,474	1,423

Cash cost per ounce (US$)	864	712	788	854
AISC per ounce (US$)	1,024	789	901	968
Average selling price (US$)	1,183	1,282	1,193	1,297

Sustaining costs	1,358	634	2,198	1,494
Project and exploration costs	-	318	-	568

Diamond drilling (metres)
Definition/Delineation	451	3,732	4,072	5,176
Exploration	10,594	5,036	18,009	8,745

  The Beaufor Mine produced a total of 7,082 ounces of gold in the second quarter of 2015, lower than the 8,167 ounces produced in the comparable period of 2014, with the reduced production attributable to the 27% lower head grade of 6.05 g/t in the current period. The Corporation accelerated ore development in the second quarter of 2015 in preparation for near-term mining, which had the planned effect of increasing tonnage levels while lowering the average grade.

  Second quarter 2015 gold sales from the Beaufor Mine totaled 6,888 ounces at an average realized price of $1,455 (US$1,183), compared to gold sales of 7,541 ounces at an average realized price of $1,398 (US$1,282) in the comparable period of 2014. Cash operating cost in the second quarter of 2015 was $1,062 (US$864) per ounce, and AISC was $1,259 (US$1,024) per ounce, compared to a per ounce cash cost of $776 (US$712) and AISC of $860 (US$789) in the same period of 2014. The increase reflects lower gold sales in the current period attributable to the lower grade, higher levels of exploration related costs which have been included as a sustaining cost in 2015 but not in 2014, and expanded sustaining costs at the Camflo Mill which are recorded within the Beaufor Mine AISC per ounce.

09
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  The Beaufor Mine produced 15,045 ounces of gold in the first six months of the year, a 20% improvement over the 12,568 ounces produced in the first six months of 2014. Gold sales totaled 15,719 ounces at an average price of $1,474 (US$1,193) per ounce in the first six months of 2015, a notable 33% increase over gold sales of 11,843 ounces at an average price of $1,423 (US$1,297) per ounce in the same period of 2014. The strong year-to-date gold production and gold sales are primarily attributable to the higher head grade and increased tonnage in Q1 2015. Cash cost per ounce and AISC per ounce were $973 (US$788) and $1,113 (US$901), respectively, for the first six months of 2015, compared to cash cost per ounce of $936 (US$854) and AISC per ounce of $1,061 (US$968) in the same period of 2014. Higher costs in the first six months 2015 are attributable to increased exploration related costs that are included as a sustaining cost in 2015 but not in 2014, and greater sustaining costs at the Camflo Mill which are included and accounted for in the Beaufor Mine AISC per ounce. Partially offsetting these effects was a 20% increase in gold production, and the resulting distribution of costs over a greater number of ounces.

  A decision to develop the deeper Q Zone at the Beaufor Mine was made following a favourable economic evaluation and geological analysis. The zone is located approximately 34 vertical metres below the mine’s current infrastructure and, as such, the required development to reach the upper part of the zone is expected to be completed within 6 months and require only a limited investment of $2.5 million in 2015. This development related expenditure is below the $3.5 million already accounted for in the Corporation’s 2015 AISC guidance. The Corporation expects that the development of this zone will extend the mine’s life by a minimum of two years, and will provide annual estimated production of 20,000 to 25,000 ounces in 2016 and 2017.

Monique Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	61,826	63,557	125,764	114,787
Head grade (g/t)	2.22	2.78	2.90	2.60
Gold recovery (%)	96.18	96.04	96.84	96.15
Ounces produced	4,235	5,465	11,367	9,220

Gold Sold
Ounces sold	4,975	5,622	12,012	9,873
Cash cost per ounce (CAN$)	914	1,129	684	1,242
AISC per ounce (CAN$)	930	1,170	702	1,289
Average selling price (CAN$)	1,481	1,402	1,491	1,404

Cash cost per ounce (US$)	743	1,036	554	1,133
AISC per ounce (US$)	756	1,074	569	1,176
Average selling price (US$)	1,204	1,286	1,207	1,280

Investment in property, plant and equipment	-	-	-	21
Exploration expenses	-	-	-	2

  Milling of the mid-grade stockpiled Monique ore produced a total of 4,235 ounces during the second quarter of 2015. This compared to gold production of 5,465 ounces in the same period last year when the open-pit mine was in operation. For the first six months of 2015, Monique produced 11,367 ounces of gold, 23% above prior year levels. This increase reflects the Corporation’s strategy to prioritize the milling of higher grade material, which was completed in April, and subsequent milling of the mid-grade material stockpile that was completed at the end of Q2 2015. As at June 30, the Monique ore stockpile totaled approximately 85,000 tonnes at an average estimated grade of 1.24 g/t Au.

10
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Q2 2015 gold sales from Monique totaled 4,975 ounces at an average price of $1,481 (US$1,204), as compared to Q2 2014 gold sales of 5,622 ounces at an average price of $1,402 (US$1,286). Q2 2015 Monique cash cost and AISC per ounce were $914 (US$743) per ounce and $930 (US$756) per ounce, respectively, and included non-cash charges of $471 per ounce related to mining costs incurred and paid for in 2014, but which are only accounted for when the resulting ounces are sold. Cash cost per ounce and AISC per ounce for the first six months of 2015 were $684 (US$554) per ounce and $702 (US$569) per ounce, respectively, and include $206 per ounce of non-cash charges related to the previously incurred mining costs. The amount of non-cash charges included in quarterly cash cost and AISC per ounce will continue to increase throughout 2015 as the Monique stockpile is depleted.

  Gold sales from Monique totaled 12,012 ounces at an average price of $1,491 (US$1,207) in the first six months of 2015, compared to gold sales of 9,873 ounces at an average price of $1,404 (US$1,280) in the first six months of 2014. Cash cost and AISC per ounce in the first six months of 2015 were $684 (US$554) and $702 (US$569) respectively, as a result of the increased tonnage and grades realized during the period. In the first six months of 2014 cash cost and AISC per ounce levels totaled $1,242 (US$1,133) and $1,289 (US$1,176), respectively, as production was ramped up following the beginning of commercial production on October 1, 2013.

  Richmont has begun custom milling tonnes from a local mining company in the Abitibi region of Quebec. According to the terms of the contract, Richmont will mill 50,000 to 60,000 tonnes of ore from this company at the Camflo Mill over the period from mid-July through the end of December 2015. Processing of the remaining Monique stockpile will therefore be slightly extended through to the end of 2015.

Exploration costs

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

Exploration costs – Mines
Island Gold	605	157	1,040	289
Beaufor	685	318	1,189	568
Monique	-	-	-	2

	1,290	475	2,229	859
Exploration costs - Other properties
Wasamac	20	37	38	75
Other	20	19	28	25
Project evaluation	95	62	199	179

Exploration and project evaluation before depreciation and exploration tax credits	1,425	593	2,494	1,138

Depreciation	10	21	21	44
Exploration tax credits, including adjustments	(361)	(609)	(377)	(454)

	1,074	5	2,138	728

11
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Island Gold Mine

  The Corporation spent $0.6 million on exploration at the Island Gold Mine during the second quarter of 2015 and $1.0 million in the first six months of the year, versus $0.2 million and $0.3 million in the same periods of 2014. The higher exploration related expenses are largely attributable to the 928 metre and 1,822 metre higher-cost surface exploration drilling that was completed in Q2 and year-to-date in 2015, respectively, versus no surface drilling in the same periods in 2014. In addition, 2015 exploration costs include approximately $0.2 million of costs related to the mining and milling studies currently underway.

  Beaufor Mine

  The Corporation spent $0.7 million on exploration at the Beaufor Mine during the second quarter of 2015, and $1.2 million in the first six months of 2015. This compared to $0.3 million and $0.6 million in the same periods of 2014. The higher exploration related expenses are a result of the significantly higher levels of exploration drilling completed in 2015 as evaluation of the deeper Q Zone was completed and additional efforts were focused on identifying the long-term potential of the mine.

  REVIEW OF FINANCIAL RESULTS

  Six-month period ended June 30, 2015

  The Corporation produced a total of 52,173 ounces of gold in the first six months of 2015, up 8% from the 48,512 ounces produced in the previous year, which included 4,904 ounces from the W Zone. The robust results reflect notable performance improvements at all three of Richmont’s operations, with the Island Gold Mine producing 18% more ounces of gold than in 2014, the Beaufor Mine 20%, and the Monique asset increasing gold production by 23% over the prior year levels. Results at Island Gold were driven by a 25% increase in grade and ongoing productivity and efficiency improvements being implemented at the mine, while the improvements at the Beaufor Mine were attributable to a notable 22% increase in tonnage and the milling of accumulated slag at the Camflo Mill in Q1 2015, planned mine sequencing, a more selective mining approach and production from the higher-grade M Zone. Strong gold production from Monique in the first six months of the year is a result of the Corporation’s strategy to prioritize the milling of the high-grade ore stockpile.

  Consolidated cash cost per ounce and AISC per ounce of gold sold for the six months of 2015 totaled $976 (US$790) and $1,281 (US$1,037), respectively, compared to $985 (US$898) and $1,200 (US$1,094) in the comparable six-month period of 2014. The increased AISC levels are primarily attributable to higher costs at the Island Gold Mine that are largely the result of the greater amount of development ore processed during the period and the implementation of the Corporation’s mine optimization and development plans. Partially offsetting the higher costs at Island Gold were significantly lower cost levels at Monique following the end of mining activities in early 2015, and the milling strategy applied whereby higher-grade ore was processed ahead of the mid-grade and low-grade stockpiled ore.

  Revenues increased 14% to $77.8 million in the first six months of 2015, from $68.4 million in the first six months of 2014, as a result of a 9% increase in the number of gold ounces sold and a 5% increase in the average Canadian dollar selling price in the current period. A total of 52,357 ounces of gold were sold at an average price of $1,482 (US$1,200) per ounce in the current period, versus gold sales of 48,202 ounces and an average realized price of $1,417 (US$1,292) per ounce in the comparable period last year.

  Cost of sales totaled $63.3 million in the first half of 2015 versus $58.9 million in the comparable period of 2014. The increase was driven by higher processed tonnage at the Beaufor Mine and elevated costs at the Island Gold Mine due to the significantly greater amount of higher-cost development tonnage processed during the period.

12
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  The Corporation spent a total of $11.9 million on sustaining costs related to operations and an additional $10.2 million on projects and exploration in the first six months of 2015, versus $6.3 million and $6.1 million, respectively, in the same period of 2014. Total sustaining costs of $9.4 million and project-related expenditures of $9.9 million at Island Gold accounted for the majority of total investments in the current six-month period. Capital investments in Quebec accounted for the remaining investments made in the six-month period.

  The mining and income tax expense for the first half of 2015 was $1.1 million, which includes $0.7 million of taxes payable, $0.6 million of mining taxes, offset by revenue of $0.2 million in future mining taxes. For the first six months of 2014, the mining and income tax expense totaled $2.0 million, which includes $0.8 million of taxes payable, $0.7 million of Quebec Mining taxes and a $0.5 million increase in future mining taxes.

  The Corporation generated net earnings of $7.5 million, or $0.14 per share, for the first six months of 2015, a 100% improvement on a per share basis from net earnings of $2.8 million, or $0.07 per share, in the comparable six-month period of 2014. Strong operating cash flows of $23.8 million, or $0.43 per share, in the first six months of 2015 contributed to a net free cash flow of $7.3 million, or $0.13 per share in the period. This compared to operating cash flows of $15.7 million, or $0.37 per share, and net free cash flow of $4.9 million, or $0.11 per share, in the first six months of 2014. The improved performance in 2015 reflects higher gold sales and the increase in the average realized sales price per ounce in Canadian dollars.

13
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2015	2015	2014	2014	2014	2014	2013	2013
PRINCIPAL FINANCIAL DATA

Revenues	40,552	37,210	29,562	34,215	38,951	29,468	27,828	21,152

Net earnings (loss) from continuing operations	2,912	4,632	1,040	4,369	4,676	(1,903)	(28,686)	(1,146)

Net loss from discontinued operation[1]	-	-	-	-	-	-	(389)	(709)

Net earnings (loss)	2,912	4,632	1,040	4,369	4,676	(1,903)	(29,075)	(1,855)

Cash flows from operating activities	14,677	9,130	3,058	8,471	13,291	2,379	8,160	5,038
Investments in property, plant and equipment	7,304	9,225	4,452	7,829	4,851	5,920	11,840	6,487

KEY PER-SHARE DATA

Net earnings (loss) from continuing operations
basic (CAN$)	0.05	0.09	0.02	0.09	0.10	(0.05)	(0.72)	(0.03)
diluted (CAN$)	0.05	0.08	0.02	0.09	0.10	(0.05)	(0.72)	(0.03)

Net earnings (loss)
basic (CAN$)	0.05	0.09	0.02	0.09	0.10	(0.05)	(0.73)	(0.05)
diluted (CAN$)	0.05	0.08	0.02	0.09	0.10	(0.05)	(0.73)	(0.05)

OUNCES OF GOLD SOLD	27,566	24,791	21,666	24,635	27,790	20,412	20,918	15,438

KEY PER-OUNCE OF GOLD DATA

Average selling price (CAN$)	1,468	1,496	1,361	1,386	1,399	1,441	1,328	1,367
Average selling price (US$)	1,194	1,205	1,198	1,273	1,283	1,306	1,265	1,316

Average cash cost (US$)	792	789	864	804	779	1,060	1,102	984
Depreciation and depletion (US$)	199	158	141	223	208	199	298	165

Total cost (US$)	991	947	1,005	1,027	987	1,259	1,400	1,149
[1] Net of taxes.

  SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

  The fluctuation in revenues over the last eight quarters reflects the variation in the number of ounces of gold sold and the average sales price per ounce. Revenues were higher in the first and second quarters of 2015 and the second quarter of 2014 as a result of a greater number of ounces of gold sold and a strong average selling price per ounce of gold in Canadian dollars, the latter of which is primarily attributable to the weaker Canadian dollar – US dollar exchange rate. Lower revenues in the third quarter of 2013 are primarily as a result of the low number of gold ounces sold. Net earnings from the third quarter of 2013 through the first quarter of 2014 were impacted by higher cash cost per ounce and total cost per ounce owing to lower mined grades, and the Corporation’s expanded exploration and project evaluation program, the combination of which resulted in net losses being reported for these periods. Additionally, the net loss generated in the fourth quarter of 2013 also reflects charges totaling $22.7 million, or $0.57 per share, which included a non-cash write-down on the W Zone assets following a reduction in its reserve base, combined with a write-off of deferred income and mining tax assets, and the write-off of financing costs.

14
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Production in Q3 2013 originated from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario. In addition to production from these two mines, production in Q4 2013, Q1 2014 and Q2 2014 included ore from the W Zone operation, located on the Beaufor Mine property, as well as the Monique Mine, located in Quebec. Q3 2014 production included contributions from the Island Gold Mine, Beaufor Mine, open-pit Monique Mine and 238 ounces from the W Zone Mine, where operations were concluded at the end of June 2014. Production in Q4 2014, Q1 2015 and Q2 2015 included amounts from the Island Gold Mine, Beaufor Mine and the open-pit Monique Mine. Investments in property, plant and equipment have remained elevated over the last eight quarters, a reflection of the Corporation’s commitment to the maintenance and expansion of its operational base. Net earnings (loss) on a quarterly basis are generally affected by the price of gold, exchange rate, and operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

  CASH POSITION

  At June 30, 2015, the Corporation’s cash position increased to $77.9 million. This compared to the December 31, 2014 level of $35.3 million. The increase reflects the $36.1 million of net proceeds from the bought deal financing that closed on February 11, 2015, the Corporation’s $23.8 million of operational cash flows during the six-month period, and the $17.3 million spent on capital expenditures and on payment of finance lease obligations in the first six months of 2015. As at June 30, 2015, Richmont had $73.2 million of working capital, a $38.4 million increase from the $34.8 million at December 31, 2014, primarily reflecting a $42.6 million increase in cash.

  CAPITAL RESOURCES

  On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares.

  During the six-month period ended on June 30, 2015, the Corporation issued 129,220 common shares following the exercise of stock options (none were issued during the six-month period ended on June 30, 2014) and received cash proceeds in the amount of $0.2 million.

  As of June 30, 2015, the Corporation had 58.0 million shares outstanding.

  COMMITMENTS AND CONTINGENCIES

  There were no changes to the Corporation’s commitments and contingencies from December 31, 2014 to June 30, 2015 with the exception of the commitments mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2014, please refer to the 2014 Management’s Discussion and Analysis, filed March 3, 2015 and available on the SEDAR website (www.sedar.com).

  On March 23, 2015, the Corporation signed a lease for an office in Toronto. The Corporation is committed, under this operating lease beginning in June 2015 and expiring in May 2020, to pay a total sum of $0.76 million. Minimum rental payments amount to $0.09 million for 2015, $0.15 million for 2016 to 2019 and $0.07 million for 2020.

  During the six-month period ended on June 30, 2015, the Corporation entered into four financial lease agreements for rolling stock. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. These financial lease agreements have a carrying value of $2.5 million. Minimum lease payments amount to $0.4 million for the remainder of 2015, $0.7 million for 2016 and 2017, $0.4 million for 2018 and $0.05 million for 2019.

15
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  OFF-BALANCE-SHEET TRANSACTIONS

  The Corporation does not have any off-balance-sheet arrangements.

  CRITICAL ACCOUNTING ESTIMATES

  The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 18, 2015, filed March 3, 2015 and available on the SEDAR website (www.sedar.com).

  FINANCIAL INSTRUMENTS

  In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at June 30, 2015 and 2014, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the six-month periods ended June 30, 2015 and June 30, 2014, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

  The Corporation has classified its cash, receivables (except taxes receivable) and guaranteed investment certificate as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

  Cash, receivables, guaranteed investment certificate and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

  ACCOUNTING POLICIES

  The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2014. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2015.

16
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  NON-GAAP FINANCIAL PERFORMANCE MEASURES

  Cash cost per ounce, average cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share, all-in sustaining costs, all-in sustaining costs per ounce and average all-in sustaining costs per ounce are US and Canadian non-Generally Accepted Accounting Principles (GAAP) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

  Cash cost is comprised of operating costs incurred during the period and applicable royalty payments. All-in sustaining costs is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production.

  The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after working capital changes, less investments in property, plant and equipment.

  GENERAL INFORMATION

  The President and Chief Executive Officer and the Vice-President, Finance, are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

  The President and Chief Executive Officer and the Vice-President, Finance are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending June 30, 2015 were adequately applied.

  Risks and uncertainties

  In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 18, 2015, filed March 3, 2015, and available on the SEDAR website (www.sedar.com).

  Regulation 43-101

  The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

17
AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

  Resource estimates

  The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

  Potential unenforceability of civil liabilities and judgments

  The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and substantially all of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

  Compliance with Canadian Securities Regulations

  This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

  U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

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AUGUST 6, 2015	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Forward-looking statements

  This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 18, 2015, filed March 3, 2015, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  Additional information and continued disclosure

  This Management’s Discussion and Analysis was prepared as at August 5, 2015. The Corporation regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on the SEDAR website (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

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AUGUST 6, 2015	RICHMONT MINES INC.

  INTERIM CONSOLIDATED FINANCIAL STATEMENTS
  (Unaudited)

  Second Quarter
  Ended June 30, 2015

  The interim consolidated financial statements have not been reviewed by the independent auditors of the Corporation

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

CONTINUING OPERATIONS
Revenues (note 2)	40,552	38,951	77,762	68,418
Cost of sales (note 3)	33,892	30,246	63,324	58,894

GROSS PROFIT	6,660	8,705	14,438	9,524

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	1,074	5	2,138	728
Administration (note 5)	2,069	2,373	4,113	4,104
Loss (gain) on disposal of long-term assets	(34)	13	(112)	2
Other revenues	(9)	(18)	(15)	(28)

	3,100	2,373	6,124	4,806

OPERATING EARNINGS	3,560	6,332	8,314	4,718

Financial expenses (note 7)	128	28	50	55
Financial revenues (note 8)	(218)	(59)	(357)	(141)

EARNINGS BEFORE MINING AND INCOME TAXES	3,650	6,363	8,621	4,804

MINING AND INCOME TAXES	738	1,687	1,077	2,031

NET EARNINGS AND TOTAL COMPREHENSIVE
INCOME FOR THE PERIOD	2,912	4,676	7,544	2,773

EARNINGS PER SHARE
Basic	0.05	0.10	0.14	0.07
Diluted	0.05	0.10	0.13	0.06

BASIC WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (in thousands)	57,964	45,611	55,766	42,620

DILUTED WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (in thousands)	58,863	45,638	56,674	42,736

The accompanying notes are an integral part of the interim consolidated financial statements.

21
AUGUST 6, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share capital $	Contributed surplus $	Deficit $	Total equity $

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	279	(86)	-	193

Common shares issue costs	(2,411)	-	-	(2,411)

Share-based compensation	-	1,020	-	1,020

Transactions with Richmont Mines shareholders	36,368	934	-	37,302

Net earnings and total comprehensive income for the period	-	-	7,544	7,544

BALANCE AT JUNE 30, 2015	180,903	13,276	(41,376)	152,803

The accompanying notes are an integral part of the interim consolidated financial statements.

22
AUGUST 6, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share capital $	Contributed surplus $	Deficit $	Total equity $

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of common shares	11,673	-	-	11,673

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	874	-	874

Transactions with Richmont Mines shareholders	10,739	874	-	11,613

Net earnings and total comprehensive income for the period	-	-	2,773	2,773

BALANCE AT JUNE 30, 2014	142,941	12,127	(54,329)	100,739

The accompanying notes are an integral part of the interim consolidated financial statements.

23
AUGUST 6, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

	June 30,	December 31,
	2015	2014
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash	77,930	35,273
Guaranteed investment certificate	-	474
Receivables	2,563	3,139
Income and mining tax assets	1,676	1,558
Exploration tax credits receivable	2,769	5,300
Inventories (note 9)	10,972	13,814

	95,910	59,558

RESTRICTED DEPOSITS (note 12 a)	1,016	1,016

PROPERTY, PLANT AND EQUIPMENT (note 10)	95,028	88,197

TOTAL ASSETS	191,954	148,771

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	17,482	19,487
Income and mining taxes payable	2,613	3,241
Current portion of long-term debt (note 11)	2,500	1,799
Current portion of asset retirement obligations (note 12 b)	159	194

	22,754	24,721

LONG-TERM DEBT (note 11)	6,193	5,724

ASSET RETIREMENT OBLIGATIONS (note 12 b)	8,086	8,043

DEFERRED INCOME AND MINING TAX LIABILITIES	2,118	2,326

TOTAL LIABILITIES	39,151	40,814

EQUITY
Share capital (note 13)	180,903	144,535
Contributed surplus	13,276	12,342
Deficit	(41,376)	(48,920)

TOTAL EQUITY	152,803	107,957

TOTAL LIABILITIES AND EQUITY	191,954	148,771

The accompanying notes are an integral part of the interim consolidated financial statements.

24
AUGUST 6, 2015	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

OPERATING ACTIVITIES
Net earnings for the period	2,912	4,676	7,544	2,773
Adjustments for:
Depreciation and depletion	7,099	6,707	12,315	11,541
Taxes received (paid)	(549)	1,052	(1,419)	1,107
Interest revenues	(218)	(72)	(357)	(136)
Interest on long-term debt	51	41	85	85
Share-based compensation	573	651	1,069	1,065
Accretion expense – asset retirement obligations	21	28	43	55
Loss (gain) on disposal of long-term assets	(34)	13	(112)	2
Adjustment to closure allowance	13	(80)	13	(80)
Mining and income taxes	738	1,687	1,077	2,031

	10,606	14,703	20,258	18,443

Net change in non-cash working capital items (note 14)	4,071	(1,412)	3,549	(2,772)

Cash flows from operating activities	14,677	13,291	23,807	15,671

INVESTING ACTIVITIES
Guaranteed investment certificate	-	-	474	-
Restricted deposits	-	-	-	(474)
Interest received	215	43	338	126
Property, plant and equipment – Island Gold Mine	(6,922)	(3,884)	(15,637)	(8,381)
Property, plant and equipment – Beaufor Mine	(85)	(843)	(226)	(1,445)
Property, plant and equipment – W Zone Mine	-	(1)	-	(234)
Property, plant and equipment – Monique Mine	-	-	-	(21)
Property, plant and equipment – Other	(297)	(123)	(666)	(691)
Disposition of property, plant and equipment	46	123	191	300

Cash flows used in investing activities	(7,043)	(4,685)	(15,526)	(10,820)

FINANCING ACTIVITIES
Payment of royalty payments payable	-	-	(1,000)	-
Issue of common shares	128	11,673	38,693	11,673
Common shares issue costs	(20)	(934)	(2,411)	(934)
Interest paid	(51)	(41)	(85)	(85)
Payment of asset retirement obligations	(6)	(26)	(35)	(26)
Payment of finance lease obligations	(442)	(189)	(786)	(440)

Cash flows from (used in) financing activities	(391)	10,483	34,376	10,188

Net change in cash	7,243	19,089	42,657	15,039

Cash, beginning of period	70,687	13,501	35,273	17,551

Cash, end of period	77,930	32,590	77,930	32,590

The accompanying notes are an integral part of the interim consolidated financial statements.

25
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

  Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

  These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

  The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Revenues

  Revenues include revenue from gold sales and silver sales.

3.	Cost of sales

  The cost of sales includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

Operating costs	26,190	22,925	49,859	46,248
Royalties	650	676	1,246	1,230
Depreciation and depletion	7,052	6,645	12,219	11,416

	33,892	30,246	63,324	58,894

26
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

4.	Exploration and project evaluation

  The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

Island Gold Mine	605	157	1,040	289
Beaufor Mine	685	318	1,189	568
Wasamac property	20	37	38	75
Monique Mine	-	-	-	2
Other properties	20	19	28	25
Project evaluation	95	62	199	179

Exploration and project evaluation before depreciation and exploration tax credits	1,425	593	2,494	1,138

Depreciation	10	21	21	44
Exploration tax credits, including adjustments[1]	(361)	(609)	(377)	(454)
	1,074	5	2,138	728

[1]

  In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in « administration ».

  In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded $350 reduction of the exploration tax credits.

5.	Administration

  The administration expenses include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

Salaries, directors’ fees and related benefits	845	633	1,607	1,346
Severance compensation[1]	-	1,048	-	1,048
Share-based compensation	525	308	986	658
Investor relations	150	49	249	80
Depreciation	37	41	75	81
Other	512	294	1,196	891

	2,069	2,373	4,113	4,104

[1]	Severance compensation is related to the departure of the President and Chief Executive Officer and comprises $763 of cash severance and $285 of share-based compensation expense.

27
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

6.	Share-based compensation

a)	The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and the remainder vested cumulatively thereafter on every anniversary date over a length of four years. However, on February 4, 2010, the Board of Directors voted to grant its members remuneration that is partly based on share options. These options vest in thirds beginning one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued. A summary of the status of the Corporation’s initial Plan at June 30, 2015 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2015		June 30, 2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	357	7.39	567	7.62
Expired	(55)	8.24	(265)	7.79
Forfeited	(50)	10.87	(50)	10.87

Options outstanding, end of period	252	6.80	252	6.80

Exercisable options, end of period	242	6.62	242	6.62

The following table summarizes information about the Corporation’s Initial Plan at June 30, 2015:

	Options outstanding at			Exercisable options at
	June 30, 2015			June 30, 2015
		Weighted
		average
		remaining	Weighted		Weighted
Exercise	Number	contractual	average	Number of	average
Price	of options	life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$4.51 to $5.41	180	0.4	5.21	180	5.21
$6.86	12	1.0	6.86	12	6.86
$10.87 to $12.03	60	1.4	11.57	50	11.59

	252	0.6	6.80	242	6.62

b)	In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

28
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

  The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted is ten years. Seven types of options were issued: (1) options that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, and expire five years after the date of grant; (2) options that vest in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; (3) options that vest 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; (4) options that vest 50% on the grant date and 50% the year after, and expire five years after the date of grant; (5) options that vest on August 8, 2016 and expire five years after the date of grant; (6) options that vest in thirds on the grant date, then vest cumulatively thereafter on every anniversary date over a total length of two years, and expire five years after the date of grant; (7) options that vest 100% on the grant date, and expire five years after the date of grant.

  A summary of the status of the Corporation’s New Plan at June 30, 2015 and changes during the three-month and six-month periods then ended, is presented below:

	Three months ended		Six months ended
	June 30, 2015		June 30, 2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	2,510	3.25	2,345	3.14
Granted	-	-	205	4.15
Forfeited	(160)	2.84	(160)	2.84
Exercised	(89)	1.44	(129)	1.50

Options outstanding, end of period	2,261	3.35	2,261	3.35

Exercisable options, end of period	800	3.41	800	3.41

The following table summarizes information about the Corporation’s New Plan at June 30, 2015:

	Options outstanding at			Exercisable options at
	June 30, 2015			June 30, 2015
		Weighted
		average
		remaining	Weighted		Weighted
Exercise	Number	contractual	average	Number of	average
Price	of options	life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.62	651	3.3	1.27	270	1.40
$2.19 to $2.34	100	4.1	2.31	20	2.31
$2.51 to $3.05	289	3.3	2.83	236	2.80
$3.73 to $4.36	869	4.2	3.88	63	4.18
$6.57	352	2.9	6.57	211	6.57

	2,261	3.6	3.35	800	3.41

  During the quarter ended March 31, 2015, the Corporation granted 7,000 restricted share units at a weighted average price of $4.20 per share and during the quarter ended June 30, 2015, 9,700 restricted share units were forfeited at a weighted average price of $3.73 per share. Each restricted share unit is equal in value to one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. The number of restricted share units granted as at June 30, 2015, totaled 184,200 units.

29
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

c)	In March and in August 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. The total amount that could be paid as Retention Awards under these agreements is $1.75 million and the liability to this effect amounts to $1,021 as at June 30, 2015 ($982 as at December 31, 2014), which correspond to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)	In addition, 800,000 options were issued outside of the Corporation’s plans on October 16, 2014. These options vest in thirds on December 1st , 2015, and thereafter cumulatively on every December 1st over two years, and expire five years after the date of grant. These options have an exercise price of $2.46. As at June 30, 2015, all options are outstanding and none are exercisable.

e)	During the six-month period ended June 30, 2015, the Corporation granted 205,000 share options to directors and employees (none for the six-month period ended June 30, 2014 to directors and employees). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $2.01 for each option.

7.	Financial expenses

The financial expenses include the following items[1] :

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

Accretion expense – asset retirement obligations	21	28	43	55
Foreign exchange loss	107	-	7	-

	128	28	50	55

[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $51 and $85 for the three-month and six- month periods respectively ended June 30, 2015 ($44 and $85 for the three-month and six-month periods ended June 30, 2014).

8.	Financial revenues

The financial revenues include the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

Interest on cash and on guaranteed investment certificates	218	72	357	135
Foreign exchange gain (loss)	-	(13)	-	6

	218	59	357	141

30
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

9.	Inventories

The inventories include the following items:

	June 30,	December 31,
	2015	2014
	$	$
		(Audited)

Precious metals	1,490	2,067
Ore	5,544	7,939
Supplies	3,938	3,808

	10,972	13,814

  On June 30, 2015, a write-down of inventories of $327 was recognized as an expense (none in the comparable period of 2014). There was no reversal of write-down during the first six months of 2015 and 2014.

31
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

10.	Property, plant and equipment

  The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2015	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	174,517

Additions	-	12,424	1,356	5,385	19,165	15	44	59	19,224

Disposals and write- off	-	-	-	(268)	(268)	-	(68)	(68)	(336)

Balance at June 30, 2015	5,111	125,134	16,885	43,589	190,719	1,636	1,050	2,686	193,405

Depreciation and depletion

Balance at January 1, 2015	1,270	53,794	9,221	21,123	85,408	456	456	912	86,320

Depreciation and depletion	301	8,324	1,409	2,191	12,225	54	36	90	12,315

Disposals and write-off	-	-	-	(232)	(232)	-	(26)	(26)	(258)

Balance at June 30, 2015	1,571	62,118	10,630	23,082	97,401	510	466	976	98,377

Carrying amount at June 30, 2015	3,540	63,016	6,255	20,507	93,318	1,126	584	1,710	95,028

32
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

11.	Long-term debt

Long-term debt includes the following financial liabilities:

	June 30,	December 31,
	2015	2014
	$	$
		(Audited)

Royalty payments payable	1,000	2,000
Finance lease obligations[1]	4,646	2,912
Contract payment holdbacks	1,500	1,116
Long-term share-based compensation (note 6 c)	1,021	982
Closure allowance	526	513

	8,693	7,523

Current portion	2,500	1,799

	6,193	5,724

[1]	During the six-month period ended June 30, 2015, the Corporation acquired rolling stock at a cost of $2,520 via four finance leases. The Corporation benefits from an option of a lower purchase price at the end of these contracts.

12.	Asset retirement obligations

  The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligations on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

33
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

a)	Restricted deposits and letters of credit

  Most of the restricted deposits relate specifically to site restoration. As at June 30, 2015, the Corporation has $117 in restricted deposits with the Quebec government, $601 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2014). The following table provides the allocation of restricted deposits and letters of credit issued as at June 30, 2015:

	June 30,	December 31,
	2015	2014
	$	$
		(Audited)
Restricted deposits
Island Gold Mine (Island Gold deep and Lochalsh property)	601	601
Beaufor Mine	107	107
Other	10	10

	718	718

Other	298	298

	1,016	1,016

Letters of credit[1]
Camflo Mill	1,670	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	314	314
Monique Mine	948	948
Beaufor Mine	290	-

	4,201	3,573

[1]	Since June 30, 2014, letters of credit are secured by a first rank movable mortgage for a maximum amount of $ 6,785.

b)	Distribution of the asset retirement obligations

  The following table sets forth the distribution of the asset retirement obligations as at June 30, 2015 and December 31, 2014:

	June 30,	December 31,
	2015	2014
	$	$
		(Audited)

Camflo Mill	3,750	3,731
Island Gold Mine	1,952	1,937
Beaufor Mine and W Zone Mine	851	846
Monique Mine	959	976
Francoeur Mine	733	747

	8,245	8,237

Current portion	159	194

	8,086	8,043

34
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

13.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2015		June 30, 2015
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	57,941	180,738	48,276	144,535

Issue of common shares for cash	89	165	9,754	36,368

Balance, end of period	58,030	180,903	58,030	180,903

  Issue of shares

  On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38,500. A share issue cost of $2,411 was incurred relating to the issuance of common shares. A deferred tax asset of $637 related to the share issue cost was not recognised.

  During the six-month period ended on June 30, 2015, the Corporation issued 129,220 common shares following the exercise of stock options (none during the six-month period ended on June 30, 2014) and received cash proceeds in the amount of $193. Contributed surplus was reduced by $86 which represents the recorded fair value of the exercised stock options.

14.	Consolidated statements of cash flows

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

Change in non-cash working capital items

Receivables	952	59	595	305
Exploration tax credits receivable	1,066	(609)	1,919	(531)
Inventories	4,707	(647)	2,842	(1,744)
Payables, accruals and provisions	(2,654)	(215)	(1,807)	(802)

	4,071	(1,412)	3,549	(2,772)
Supplemental information

Change in payables, accruals and provisions related to property, plant and equipment	1,633	182	(198)	(8)

35
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

15.	Commitments

  On March 23, 2015, the Corporation signed a lease for an office in Toronto. The Corporation is committed, under this operating lease beginning in June 2015 and expiring in May 2020, to pay a total sum of $760. Minimum rental payments amount to $87 for 2015, $152 for 2016 to 2019 and $65 for 2020.

  During the six-month period ended on June 30, 2015, the Corporation entered into four financial lease agreements for rolling stock. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. These financial lease agreements have a carrying value of $2.5 million. Minimum lease payments amount to $399 for the remainder of 2015, $745 for 2016 and 2017, $358 for 2018 and $52 for 2019.

16.	Segmented information

  The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

  There was no difference in 2015 compared to annual financial statements of 2014 in the basis of segmentation or the basis of evaluation of segment result.

	Three months ended June 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	17,418	23,134	40,552	-	40,552
Cost of sales	13,356	20,536	33,892	-	33,892

Gross profit	4,062	2,598	6,660	-	6,660

Exploration and project evaluation	685	605	1,290	(216)	1,074
Administration	-	-	-	2,069	2,069
Loss (gain) on disposal of long-term assets	(3)	2	(1)	(33)	(34)
Other revenues	(5)	(4)	(9)	-	(9)

	677	603	1,280	1,820	3,100

Operating earnings (loss)	3,385	1,995	5,380	(1,820)	3,560

Financial expenses	14	7	21	107	128
Financial revenues	(2)	-	(2)	(216)	(218)

Earnings (loss) before taxes	3,373	1,988	5,361	(1,711)	3,650

Addition to property, plant and equipment	323	6,922	7,245	59	7,304

36
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

	Six months ended June 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	41,190	36,572	77,762	-	77,762
Cost of sales	27,131	36,193	63,324	-	63,324

Gross profit	14,059	379	14,438	-	14,438

Exploration and project evaluation	1,189	1,040	2,229	(91)	2,138
Administration	-	-	-	4,113	4,113
Loss (gain) on disposal of long-term assets	(111)	13	(98)	(14)	(112)
Other revenues	(7)	(8)	(15)	-	(15)

	1,071	1,045	2,116	4,008	6,124

Operating earnings (loss)	12,988	(666)	12,322	(4,008)	8,314

Financial expenses	28	15	43	7	50
Financial revenues	(2)	-	(2)	(355)	(357)

Earnings (loss) before taxes	12,962	(681)	12,281	(3,660)	8,621

Addition to property, plant and equipment	833	15,637	16,470	59	16,529

	June 30, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	14,643	13,755	28,398	67,512	95,910
Restricted deposits	369	601	970	46	1,016
Property, plant and equipment	6,187	86,768	92,955	2,073	95,028

Total assets	21,199	101,124	122,323	69,631	191,954

Current liabilities	5,291	13,034	18,325	4,429	22,754
Long-term debt	1,527	3,645	5,172	1,021	6,193
Asset retirement obligations	5,505	1,952	7,457	629	8,086
Deferred income and mining tax liabilities	-	-	-	2,118	2,118

Total liabilities	12,323	18,631	30,954	8,197	39,151

37
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	22,784	16,167	38,951	-	38,951
Cost of sales	17,493	12,753	30,246	-	30,246

Gross profit	5,291	3,414	8,705	-	8,705

Exploration and project evaluation	318	158	476	(471)	5
Administration	-	-	-	2,373	2,373
Loss on disposal of long-term assets	-	10	10	3	13
Other revenues	(2)	(16)	(18)	-	(18)

	316	152	468	1,905	2,373

Operating earnings (loss)	4,975	3,262	8,237	(1,905)	6,332

Financial expenses	21	7	28	-	28
Financial revenues	(8)	-	(8)	(51)	(59)

Earnings (loss) before taxes	4,962	3,255	8,217	(1,854)	6,363

Addition to property, plant and equipment	966	3,885	4,851	-	4,851

	Six months ended June 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	37,365	31,053	68,418	-	68,418
Cost of sales	34,041	24,853	58,894	-	58,894

Gross profit	3,324	6,200	9,524	-	9,524

Exploration and project evaluation	570	289	859	(131)	728
Administration	-	-	-	4,104	4,104
Loss (gain) on disposal of long-term assets	-	(2)	(2)	4	2
Other revenues	(4)	(16)	(20)	(8)	(28)

	566	271	837	3,969	4,806

Operating earnings (loss)	2,758	5,929	8,687	(3,969)	4,718

Financial expenses	41	14	55	-	55
Financial revenues	(2)	-	(2)	(139)	(141)

Earnings (loss) before taxes	2,719	5,915	8,634	(3,830)	4,804

Addition to property, plant and equipment	2,391	8,381	10,772	-	10,772

38
AUGUST 6, 2015	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and six-month periods ended June 30, 2015 and 2014 (in thousands of Canadian dollars)
(Unaudited)

	June 30, 2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	14,622	9,410	24,032	31,726	55,758
Restricted deposits	107	594	701	70	771
Property, plant and equipment	13,309	66,380	79,689	2,917	82,606

Total assets	28,038	76,384	104,422	34,713	139,135

Current liabilities	7,768	8,948	16,716	6,699	23,415
Long-term debt	1,493	2,517	4,010	926	4,936
Asset retirement obligations	5,492	1,676	7,168	490	7,658
Deferred income and mining tax liabilities	-	-	-	2,387	2,387

Total liabilities	14,753	13,141	27,894	10,502	38,396

17.	Approval of Financial Statements

  The interim consolidated financial statements for the period ending June 30, 2015 were approved for publication by the Board of Directors on August 5, 2015.

39
AUGUST 6, 2015	RICHMONT MINES INC.

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